UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM 12b-25
                                                                SEC FILE NUMBER
                                                                0-14096
                          NOTIFICATION OF LATE FILING



(Check One):      XX Form 10-K       Form 20-F   Form 11-K     Form 10-Q

         Form N-SAR


          For Period ended: DECEMBER 31, 1998
          [] Transition Report on Form 10-K
          [] Transition Report on Form 20-F
          [] Transition Report on Form 11-K
          [] Transition Report on Form 10-Q
          [] Transition Report on Form N-SAR
          For the Transition Period Ended:


 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I  REGISTRANT INFORMATION

FORELAND CORPORATION
----------------------
Full Name of Registrant

N/A
------------------------
Former Name if Applicable

143 UNION BOULEVARD, SUITE 210
------------------------------
Address of Principal Executive Office (Street and Number)
------------------------------

LAKEWOOD, COLORADO 80228
------------------------------
City, State and Zip Code

PART II / RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   (b) X The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; of the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has encountered delays in finalizing its annual report on Form 10-K due to open issues respecting its efforts to obtain the forbearance of its principal secured lender, implement new cost-cutting measures, and related matters.



PART IV OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

             James R. Kruse              801             531-7090
             --------------           ------------    ----------------
               (Name)                  (Area Code)   (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  X Yes No


(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  X Yes No
   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   See data attached.


                            FORELAND CORPORATION

                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 1999               By /s/ N. Thomas Steele, President

                              FORELAND CORPORATION
                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (In Thousands, except per share data)

                                         As of and for the Years
                                            Ended December 31,
                                         -----------------------
Balance Sheet Data                        1997            1998
                                         ------       ----------
 Current assets                        $   359      $   6,652
 Total assets                            7,953         14,643
 Current liabilities                       854         15,205
 Long-term debt                            643             --
 Stockholders' equity (deficit)          6,456           (562)

Statement of Operations Data
 Total revenue                          $2,301        $10,542
 Net loss                               (3,130)       (13,872)
 Net loss applicable to common
 stockholders                           (3,510)       (13,909)
                                       =======        =======


 Net loss per common share              $(0.46)         (1.57)
                                       =======        =======


 Weighted average shares outstanding     7,656          8,870
                                       =======        =======